FIVE STAR SENIOR LIVING INC.

400 Centre Street

Newton, Massachusetts 02458

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Five Star Senior Living Inc.
Registration Statement on Form S-3 (File No. 333-258148)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Five Star Senior Living Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-258148) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m.  EDT on July 30, 2021, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Zachary Blume of Ropes & Gray LLP at Zachary.Blume@ropesgray.com or (617) 951-7663.

Very truly yours,

FIVE STAR SENIOR LIVING INC.

By:	/s/ Jeffrey C. Leer
Jeffrey C. Leer
Executive Vice President, Chief Financial Officer and Treasurer